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July 15, 2008

BY EDGAR AND FAX

Jennifer Gallagher
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re:

Lundin Mining Corporation
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File No. 001-33086

Dear Ms. Gallagher:

On behalf of our client, Lundin Mining Corporation (the "Company"), we hereby acknowledge receipt of the comment letter dated June 30, 2008 (the "Comment Letter") from the staff of the Securities and Exchange Commission concerning the above captioned Form 40-F. Further to our telephone conversation today, this letter confirms our agreement that the Company will file its response to the Comment Letter by July 31, 2008.

Should you have any questions or comments regarding this letter, please contact me at 416-360-5134.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:

Philip J. Wright
Anders Haker
Kevin Hisko
        Lundin Mining Corporation